UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Christopher Williams

Chief Executive Officer

CW Petroleum Corp

23501 Cinco Ranch Blvd., Ste H120 - #325

Katy, Texas 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended November 30, 2017. Historical results are not necessarily indicative of future results.

Management believes that the company is now positioned for future growth as the potential to acquire growth capital through a public offering has been achieved via the Qualification by the SEC of its’ Reg 1-A Tier 2 filing on October 4, 2018. CW has applied for a Ticker Symbol from FINRA and has applied to the OTC Markets for an OTCQB listing. The company hopes to be listed early in the first quarter of 2019.

Under the Reg A rules for financial reporting, the company is obligated to file unaudited semi-annual and audited annual financial statements. The company plans to file a Form 10 with the SEC once the company is listed on the OTCQB. With the acceptance of the Form 10 filing the company will be a fully reporting company.

Due to the high cost of inventory over the last few years, the company’s growth has been limited. With the potential of additional capital from the Reg 1-A and recent marketing efforts, management believes that the company will be on track to expand its’ sales of Biodiesel, Diesel Fuel, Gasoline and Specialty Fuel Blends utilizing the company’s own trucking operation and the various Pipelines on which it is approved to ship.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-A (File No. 024-10841), which was filed with the Securities and Exchange Commission, or SEC, on July 23, 2018 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not ne able to have our content accepted by the marketplace; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) our ability to source and finance video entertainment products (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

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Item 2. Other Information

NONE

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Item 3. Financial Statements

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash	$217,536	$28,800
Accounts receivable
Trade, net	93,186	129,989
Income taxes	-	20,147
Inventory	134,820	260,820
Fuel bond	2,000	2,000
Total current assets	447,542	441,755
Property and equipment, net	372,844	349,638
Other assets	3,234	3,542
Total assets	$823,620	$794,936
LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$51,061	$35,305
Accrued officer compensation	-	140,000
Customer deposits	31,461	31,461
Short term notes payable	295,000	303,452
Current maturities of long-term debt	46,424	80,356
Total current liabilities	423,946	590,574
Long-term debt, net	308,820	241,331
Total liabilities	$732,766	$831,891
Shareholders’ deficit
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 11,475,000 issued and outstanding	1,148	1,148
Additional Paid-in capital	139,783	(218)
Accumulated deficit	(50,176)	(37,985)
Total shareholders’ deficit	90,854	(36,955)
Total liabilities and shareholders’ deficit	$823,620	$794,936

The accompanying notes are an integral part of these financial statements

See Accountant’s Report

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2018 & 2017

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operations
Revenue
Fuel sales	$782,757	$837,865	$1,268,431	$1,949,741
Bonuses and rebates	-	-	85,514	-
Lease revenue	-	-	-	-
Total revenue	782,757	837,865	1,353,945	1,949,741
Cost of revenue
Cost of fuel sold	624,962	613,958	1,038,461	1,743,104
Freight	-	22,574	-	56,704
Storage and transloading	-	-	-	9,000
Transport costs	14,943	62,031	25,398	100,803
Total cost of revenue	639,905	698,563	1,063,859	1,909,611
Margin on operations	142,852	139,302	290,086	40,130
Gain on sale of asset	-	1,663	32,316	28,046
Operating expenses	(161,720)	(162,339)	(306,765)	(334,536)
Earnings (loss) from operations	(18,868)	(21,374)	15.637	(266,360)
Interest expense	17,466	5,421	23,497	10,999
Loss before income taxes	(36,334)	(26,795)	(7,860)	(277,358)

Income tax provision (recovery)
Current	(1,885)	(2,501)	(4,331)	(2,501)
Deferred	-	-	-	-
Total income tax provision (recovery)	(1,885)	(2,501)	(4,331)	(2,501)
Net loss	$(38,219)	$(29,296)	$(12,191)	(279,859)

Earnings Per Share
Weighted average shares outstanding	11,475,000	11,475,000	11,475,000	11,475,000
Basic and fully diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.02)

The accompanying notes are an integral part of these financial statements

See Accountant’s Report

F-3

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Six Months Ended June 30, 2018 & 2017

(Unaudited)

	2018	2017
Cash flows from operating activities
Net loss	$(12,191)	$(279,859)
Depreciation	57,308	51,720
Gain on sale of assets	-	-
Changes in
Accounts receivable	36,803	128,796
Inventory	126,000	(134,820)
Prepaid expenses	20,147	-
Accounts payable and accrued expenses	15,756	37,745
Accrued officer compensation	-	-
Other Assets	307	(5,000)
Customer deposits	-	-
Net cash used in operations	244,130	(201,418)
Cash flows from investing activities
Acquisition of property and equipment	(7,469)	(49,485)
Cash received from sale of fixed assets	-	-
Net cash provided by investing activities	(7,469)	(49,485)
Cash flows from financing activities
Debt proceeds	-	300,000
Debt payments	(47,925)	(44,559)
Cash flows provided by (used in) financing activities	(47,925)	255,441
Net increase in cash and cash equivalents	188,736	4,538
Cash and cash equivalents
Beginning of year	28,800	126,909
End of year	$217,536	$131,447
Supplemental disclosures
Cash paid for income taxes	$-	$-
Cash paid for interest	$(11,703)	$-
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$(73,044)	$(75,922)
Notes settled with property disposals	$-	$125,202

The accompanying notes are an integral part of these financial statements

See Accountant’s Report

F-4

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheet as of June 30, 2018, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2018, and the cash flows and results of operations for the three- and six-month periods ended June 30, 2018 and 2017. Such adjustments consisted only of normal recurring items. The results of operations for the three- and six-month periods ended June 30, 2018 and 2017 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company’s consolidated financial statements contained in the Company’s Offering Statement (Regulation A) on Form 1-A/A filed on September 10, 2018, and it is suggested that these interim consolidated financial statements be read in conjunction therewith.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents. Common stock, preferred stock and Additional paid-in capital were reclassified in conformity with accounting standards.

Accounting Standards Issued but Not Yet Adopted

Adoption of New Accounting Standards. ASU 2014-09, Revenue - Revenue from Contracts with Customers. As of September 30, 2017, we are not required to adopt and have not begun implementation for the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments. The effective date is annual reporting periods, and interim periods therein, beginning after December 15, 2017. We do not expect the adoption of the new revenue standard to have a material impact to our net income on an ongoing basis.

NOTE 2 – Going Concern

As reflected in the accompanying financial statements, the Company had a net loss of $12,191, net cash used in operations of $244,130 for the period ended June 30, 2018 and has an accumulated deficit of $50,176, as of June 30, 2018. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on Management’s plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

F-5

Note 3 - Accounts Receivable

CW has accounts receivable of $93,186 and $129,989, net of an allowance for bad debt of $31,746 and $31,746, as of June 30, 2018 and December 31, 2017, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	June 30, 2018	December 31, 2017
Balance as of beginning of period	$31,746	$58,509
Charges to provision for bad debt	-	43,670
Write-off of uncollectible accounts receivable	-	(70,433)
Recoveries of bad debt	-	-
Balance as of end of period	$31,746	$31,746

Note 4 – Inventories

Inventories as of June 30, 2018 and 2017, consists of the following:

Description	June 30, 2018	June 30, 2017
Tank Heel Inventory	$134,820	$260,820
Total	$134,820	$260,820

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 5 - Property and Equipment

The amount of property and equipment as of June 30, 2018 and 2017, consist of the following:

Description	June 30, 2018	June 30, 2017
Furniture, fixtures and equipment	$25,222	22,585
Transportation equipment	614,300	387,548
Total property cost	639,523	410,133
Accumulated depreciation	266,678	155,332
Property and equipment, net	$372,844	254,801

For the six months ended June 30, 2018 and 2017, CW recorded depreciation expense of $57,308 and $51,720, respectively. We acquired equipment of $80,514 and $89,097 during the six months ended June 30, 2018 and 2017, respectively. Equipment with a book value of $223,306 was disposed of during the six months ended June 30, 2017, resulting in a gain on disposition of $28,046, as well as a gain of $32,316 in 2018.

F-6

Note 6- Income Taxes

The Company does not anticipate that the Tax Cuts and Jobs Act will have a material effect on the Company.

Note 7 – Related Party Transactions

Short term notes payable includes $295,000 and $303,452 as of June 30, 2018 and 2017, respectively of noninterest-bearing loans from related parties.

Officers’ compensation for the six months ended June 30, 2018 and 2017, amounts to $0 and $0, respectively. Accrued officers’ compensation amounts to $140,000 as of December 31, 2017. As of June 30, 2018, all accrued officer compensation was relieved through the forgiveness of debt by the Company’s officers.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Note 8 – Subsequent Events

Subsequent events have been evaluated through November 14, 2018 the date these financial statements were available to be released and noted no other events requiring disclosure.

F-7

Item 4. Exhibits

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SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Katy, State of Texas, on December 14, 2018.

CW PETROLEUM Corp

By: /s/ Christopher Williams

Christopher Williams

Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Williams as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this Form 1-SA has been signed by the following persons in the capacities indicated on December 14, 2018:

Name	Title

/s/ Christopher Williams	Chairman and CEO
Christopher Williams

/s/ Graham Williams	Director, Secretary, Treasurer
Graham Williams

/s/ Greg Roda	Director
Greg Roda

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